                                  File No. 812-____________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of: GOLDMAN SACHS TRUST II, GOLDMAN SACHS ASSET MANAGEMENT, L.P., AND GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

September 21, 2012

Application for an Order of Exemption pursuant to Section 6(c) of the
Investment Company Act of 1940 (the “1940 Act”) from:

(1) certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and
(2) certain disclosure requirements under various rules and forms.

Please direct all communications concerning this Application and orders to:

Caroline Kraus	Barry N. Hurwitz, Esq.
Vice President and Associate General Counsel	Bingham McCutchen LLP
Goldman Sachs & Co.	One Federal Street
200 West Street, 15th Floor	Boston, Massachusetts 02110
New York, NY 10282

This Application (including exhibits) consists of 16 pages.

I.	INTRODUCTION

Goldman Sachs Trust II (the “Manager of Managers Trust” and a “Trust”) intends to register as an open-end management investment company under the Investment Company Act of 1940, as amended (as so amended, the “1940 Act”) that will offer one or more series of shares (each a “Series”), on its own behalf and on behalf of each such Series, and Goldman Sachs Asset Management, L.P. (“GSAM”) and Goldman Sachs Asset Management International (“GSAMI”), one or both of which is expected to serve as the investment adviser to certain Series offered by the Trust (each an “Adviser” and collectively the “Advisers,” and together with the Trust, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act.

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),1 including a majority of those that, at the time of approval, are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust or of the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment Subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)2 to manage all or a portion of the assets of one or more of the Series pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series of the Trust and any other existing or future registered investment company (the foregoing being included in the term “Trust,” whether such registered investment company is organized as a trust or as another legal entity) or series thereof that: (a) is advised by either Adviser or an entity controlling, controlled by or under common control with either Adviser or its successors (the foregoing being included in the term “Adviser”); (b) uses the manager of managers structure (the “Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions set forth herein (the “Subadvised Funds,” and each a “Subadvised Fund”).  The only Trust that currently intends to rely on the requested order is named as an Applicant.  If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to the Fund (or a shortened version thereof, e.g., "Goldman Sachs" or "GS") will precede the name of the Subadviser.

Applicants are seeking this exemption to enable the Advisers and the applicable Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by an Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by an Adviser and the applicable Board.
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1.  The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below).

2.  The requested relief set forth in this Application will not extend to any Subadviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust or a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Subadviser to a Subadvised Fund (or by reason of directly or indirectly controlling, being controlled by or being under common control with such a Subadviser) (an “Affiliated Subadviser”).

II.	BACKGROUND

A. THE TRUST

The Manager of Managers Trust intends to register as an open-end management investment company under the 1940 Act and is organized as a Delaware statutory trust under a declaration of trust. Prior to the date when shares of any Series of the Manager of Managers Trust is first offered to the public, at least a majority of the Board of the Trust will be Independent Trustees.  One of the Advisers is expected to serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Trust. 3

Each Subadvised Fund may offer shares with its own distinct investment objectives, policies and restrictions.  Each of the Subadvised Funds may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, a Subadvised Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B. THE ADVISERS

GSAM, a Delaware limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is expected to serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement (each a “GSAM Investment Advisory Agreement” and together the “GSAM Investment Advisory Agreements”).  GSAM’s current business address is 200 West Street, New York, NY 10282.

GSAMI, a limited partnership organized under the laws of the United Kingdom and registered with the Commission as an investment adviser under the Advisers Act, may also serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement (each a “GSAMI Investment Advisory Agreement” and together the "GSAMI Investment Advisory Agreements").  The GSAM Investment Advisory Agreements and the GSAMI Investment Advisory Agreements are together referred to as the “Investment Advisory Agreements."  GSAMI’s current business address is Christchurch Court, 10-15 Newgate St, London, EC1A 7HD.

Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.  Advisers will enter into investment advisory agreements with respect to future Subadvised Funds, and such future agreements shall be included in the term “Investment Advisory Agreements.”

Pursuant to the terms of each Investment Advisory Agreement, the applicable Adviser, subject to the oversight of the applicable Board, (i) shall furnish a continuous investment program for the applicable Subadvised Fund; (ii) may determine the investments to be purchased, held, sold or exchanged by each Subadvised Fund and the portion, if any, of the assets of the Subadvised Fund to be held uninvested; and (iii) may make changes in the investments of each Subadvised Fund; and (iv) shall manage, supervise, and conduct the other affairs and business of the Subadvised Fund and matters incidental thereto. The Adviser also may place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser shall periodically review each Subadvised Fund’s investment policies and strategies and based on the need of a particular Subadvised Fund may recommend changes to the investment policies and strategies of the Subadvised Fund for consideration by its Board. Consistent with the terms of each Subadvised Fund’s Investment Advisory Agreement, the applicable Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to a Subadviser. The Adviser shall have overall responsibility for the management and investment of the assets of each Subadvised Fund and, with respect to each Subadvised Fund, the Adviser’s responsibilities shall include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser shall evaluate, select and recommend Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, and shall monitor and review the Subadviser and its performance and its compliance with that Subadvised Fund’s investment policies and restrictions.

For its services to each Subadvised Fund, the applicable Adviser shall receive an investment advisory fee from that Subadvised Fund as specified in the applicable Investment Advisory Agreement based on each Subadvised Fund’s average daily total or net assets.  In the interest of limiting the expenses of the Subadvised Funds, an Adviser may from time to time waive some or all of its investment advisory fees or reimburse other expenses for the Subadvised Funds.  In such arrangements, the Adviser generally agrees to waive or reduce its fees and/or to reduce or limit other expenses (excluding certain expenses, such as transfer agency fees and expenses, taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) of each Series to a specified percentage of the Series’ average daily total or net assets.  The fee paid to the Subadviser would result from the negotiations between the applicable Adviser and the Subadviser and would be approved by the Board, including a majority of the Independent Trustees.

The terms of the Investment Advisory Agreements would comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.
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3.  Prior to seeking to rely on the exemptions requested herein, a Series in operation prior to the granting of the relief requested by this Application, will disclose in its registration statement that it may operate using the “manager of managers” approach and that it may seek the exemptions requested herein. The prospectus for each Subadvised Fund will contain the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below.

C. THE SUBADVISERS

Pursuant to the authority under the Investment Advisory Agreements applicable to the Subadvised Funds, the applicable Adviser shall have the authority to enter into Subadvisory Agreements with one or more Subadvisers to serve as Subadvisers to one or more of the Subadvised Funds.

Each Subadviser will be an investment adviser as defined in Section 2(a)(20) of the 1940 Act. The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles or strategies, and recommend their hiring to the Board. Subadvisers recommended to the Board will be subject to selection and initial approval by the Board, including a majority of the Independent Trustees.

Each Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  Each Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to the Subadviser, with the Subadvisers and make recommendations to the Board as needed.  The specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the applicable Adviser and the Board.

Each Subadvisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees, and, to the extent required, the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder.  In addition, except to the extent of any relief granted pursuant to this Application, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement will precisely describe the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Subadviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will seek shareholder approval as required under the 1940 Act for any Subadvisory Agreement proposed to be entered into until such time as the Commission grants the exemptive relief requested herein.

For the services provided under each Subadvisory Agreement, it is currently intended that the applicable Subadviser will receive from the applicable Adviser a fee based on a percentage of the Subadvised Fund’s average daily total or net assets (the “Subadvisory fees”).  Each Subadviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee.  Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.  Where the applicable Adviser is responsible for paying subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of its assets. All Subadvisers are expected to be compensated by the applicable Adviser out of the advisory fees the Adviser receives pursuant to the relevant Investment Advisory Agreement (or out of the Adviser’s other assets) and not by the Subadvised Funds directly (though, as a matter of administrative convenience, the applicable Adviser may request that (a) amounts payable to a Subadviser by the Adviser be transmitted directly to the Subadviser by the Subadvised Fund and (b) that such amount be deducted from amounts payable by the Subadvised Fund to the Adviser). Subadvised Funds may directly pay advisory fees to Subadvisers in the future, although any amendment to a Subadvisory Agreement that would increase the total management and advisory fees payable by a Subadvised Fund would require shareholder approval.

Under the Manager of Managers Structure, each Adviser will continuously supervise and monitor each applicable Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  Each Adviser, directly and/or through one or more affiliates will undertake a due diligence process, which is currently expected to entail the use of one or more proprietary databases and various public sources and to employ a number of risk management, monitoring and analytical systems to identify and measure risk, as well as extensive and regular contact with the Subadvisers.  The Advisers periodically will gather and analyze certain performance information regarding the Subadvised Funds, and such other relevant information as the Adviser deems appropriate and, based on this analysis, will assess whether to recommend to the Board that a Subadviser be retained or released. The Adviser will monitor possible replacement Subadvisers for the Subadvised Funds so that any transition can be recommended to the Board and, if approved, effected on a timely basis should a Subadviser change be warranted.  Such a Subadviser change may result in the replacement of the Subadviser (either directly or in connection with the engagement of a transition manager), or termination without replacement. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change, which may not be in the best interests of the shareholders.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Trustees, when the Adviser proposes to remove, replace or add a Subadviser or materially change a Subadvisory Agreement, but approval by shareholders of the applicable Subadvised Fund will not be required to be sought or obtained.4

A Subadvised Fund will be required, as provided in Condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application.  A Subadvised Fund’s prospectus will, at all times following such shareholder approval, contain the disclosure required by Condition 2 to this Application, provided that if shareholder approval of the Manager of Managers Structure is obtained prior to the requested order being granted, the Subadvised Fund’s prospectus will disclose at all times following that approval the fact that the Subadvised Fund has applied for this exemptive relief and the potential existence, substance, and effect of the requested order and the other disclosures provided for in Condition 2, below.

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the applicable Adviser, the applicable Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
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4.  Each Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

IV.	APPLICABLE LAW AND DISCUSSION

A. SHAREHOLDER VOTE

1.	Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of  this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” for purposes of Section 15 of the 1940 Act, and any Subadvisory Agreements with the Subadvisers are or will be subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, a Subadvised Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement and any existing Subadvisory Agreement could not be materially amended; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and/or the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.	Discussion

Applicants seek relief to permit a Subadvised Fund and/or the applicable Adviser to enter into and materially amend a Subadvisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser intends to operate each Subadvised Fund in a manner that is different from that of traditional investment companies having a single investment adviser (a “Single-Manager Fund”); (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Necessary or Appropriate in the Public Interest

In the case of a Single-Manager Fund, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Subadvisers who make the day-to-day investment decisions for each Subadvised Fund.  In performing this service, each Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a Single-Manager Fund. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will expect the Adviser, subject to the review and approval of the Board, to select one or more Subadvisers that the Adviser has reasonably determined are well suited to achieve the Subadvised Fund’s investment objective. Shareholders of Single-Manager Funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as each Adviser will compensate each applicable Subadviser out of the investment management fee or from other Adviser assets unless the Adviser, and the Subadviser and the Subadvised Fund have agreed to compensate the Subadviser out of fund assets. Under the Single-Manager Fund structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a Single-Manager Fund are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting an Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser (which may include the selection, supervision and evaluation of the Subadvisers) — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. Neither the Trust nor any future Subadvised Fund is expected to be required to hold an annual shareholder meeting, except as may be required by the rules of any National Securities Exchange (as defined in the Exchange Act) or as otherwise required by law. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the applicable Adviser believes that a change would benefit a Subadvised Fund and its shareholders.  Without the requested relief, for example, if a Subadviser were to resign unexpectedly or undergo a change of control,  the affected Subadvised Fund(s) may be left to operate without a Subadviser or with less than what the Adviser may consider to be an optimum number or mix of Subadvisers.

(b)	Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the applicable Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s program reasonably designed to comply with the investment objectives, policies and restrictions of the Subadvised Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) information regarding the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, each Adviser and the applicable Board will consider the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. The Subadviser’s fee bears on the amount and reasonableness of the applicable Adviser’s fee payable by a Subadvised Fund. Accordingly, each Adviser and Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, each Adviser and Board will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid to each Subadviser of each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

Shareholders of a Subadvised Fund will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;5 and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

(c)	Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Subadvisory contracts.6 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.7 The relief sought in this Application is fully consistent with this public policy.

The Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the applicable Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a Single-Manager Fund, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.
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5.  A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f)instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified below by the requested order to permit Aggregate Fee Disclosure (defined below).  Multimanager Information Statements will be filed electronically with the Commission via the EDGAR system.

6.  See Section 1(b)(6) of the 1940 Act.

7.  Hearings on S. 3580 before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

B. DISCLOSURE OF SUBADVISERS’ FEES

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with an Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

Form N−SAR is the semi−annual report filed with the Commission by registered investment companies.  Item 48 of Form N−SAR requires an investment company to disclose in its semi−annual reports the rate schedule for fees paid to investment advisers.  This item could potentially be construed as requiring a Subadvised Fund to disclose the fees that are paid to Subadvisers in the same manner as described above.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s total or net assets) only (i) the aggregate fees paid to each applicable Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, Item 48 of Form N−SAR, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) each Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of Single-Manager Funds such that disclosure of the individual fees that the Adviser or Subadvised Funds would pay to each Subadviser would not be relevant to a shareholder or prospective shareholder in understanding the aggregate amount that the fund would pay for investment advisory services; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner, for example, by facilitating the Adviser’s ability to negotiate and manage subadvisory relationships; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, each Adviser intends to operate the Subadvised Funds in a manner different from a Single-Manager Fund. By investing in a Subadvised Fund, shareholders are hiring the applicable Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser or may have the Subadvised Fund compensate the Subadviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Subadvisory fees it has paid to the Subadviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser would not be relevant to a shareholder’s understanding of amounts paid by a Subadvised Fund for advisory services since the Subadvised Fund would pay the Adviser to monitor, evaluate and compensate each Subadviser. The fees negotiated between the applicable Adviser and the Subadvisers would be the functional equivalent of requiring Single-Manager Funds to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a Single-Manager Fund, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. The disclosure relief requested would be consistent with the Commission’s current disclosure requirements applicable to the compensation of fund portfolio managers.  8

The requested relief would benefit shareholders of the Subadvised Funds because it would improve each Adviser’s ability to negotiate the fees paid to Subadvisers. The Advisers’ ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If neither Adviser is required to disclose the Subadvisers’ fees to the public, each Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser(s) if the lower fees are not required to be made public.
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8.  See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by Subadviser.

C. PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Franklin Advisers, Inc. et al., Release Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012) (order); Hirtle Callaghan & Co., LLC, Release Nos. 30102 (June 11, 2012) (notice) and 30132 (July 10, 2012) (order); Preservation Trust Advisors, LLC and Northern Lights Fund Trust, Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order) (“Preservation Trust”), Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax”); Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445(September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief requested herein from Section 15(a) and Rule 18f-2 and also from the disclosure requirements of the rules and forms discussed herein to the applicants in IndexIQ Advisors LLC, et al., Release Nos. 30130 (07/09/2012) (notice) and 30161 (08/03/2012) (order); Advisors Series Trust and Orinda Asset Management, LLC, Release Nos. 30043 (04/23/2012) (notice) and 30065 (05/21/2012) (order); Domini Social Investment Trust and Domini Social Investments LLC 29984 (03/21/2012) (notice) and 30035 (04/17/2012) (order); Preservation Trust; Pax; Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (October 2, 2007) (notice) and 13419 (October 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); In the Matter of Fidelity Management & Research Company Strategic Advisers, Inc., Release Nos. 27585 (November 8, 2006) (notice) and 27544 (November 28, 2006) (order); In the Matter of J.P. Morgan Fleming Series Trust and J.P. Morgan Investment Management Inc., Release Nos. 27320 (May 19, 2006) and 27396 (order) (June 13, 2006); Forum Funds, Release No. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003); AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order); In the Matter of MLIG Variable Insurance Trust And Roszel Advisors, LLC, Release Nos. 25785 (October 31, 2002) (notice) and 25806 (November 19, 2002) (order); and Vanguard Group, et. al. Release Nos. 19411 (April 16, 1993) (notice) and 19471 (May 12, 1993) (order).

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2) The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3) Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(4) An Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Subadvised Fund.

(5) At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6) Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7) Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Subadviser derives an inappropriate advantage.

(8) Whenever a Subadviser is hired or terminated, the applicable Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9) Each Adviser will provide the Board, no less frequently than annually, with information about the profitability of the Adviser on a per Subadvised Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable year.

(10) Each applicable Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(11) No Trustee or officer of a Trust or director or officer of the applicable Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(12) Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13) In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief that is no less favorable to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14) For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trust is attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address for purposes of this Application is 200 West Street, New York, NY 10282, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

GOLDMAN SACHS TRUST II

By: /s/ Caroline Kraus
Name: Caroline Kraus
Title: Secretary

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By: /s/ David Plutzer
Name: David Plutzer
Title: Managing Director

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By: /s/ Theodore Sotir
Name: Theodore Sotir
Title: Managing Director

EXHIBIT INDEX

The following materials are made a part of the Application and are attached hereto:

Exhibit A Resolutions

Exhibit B Verification